CM 9/8

BB 9/8

04013814

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC MAIL PROCESSING SECTION RECEIVED AUG 3 0 2004 WASH. D.C. 185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P & M Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27400 Northwestern Highway
(No. and Street)

Southfield (City) MI (State) 48037-0307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Trotta (248) 603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, (Address) Westlake (City) OH (State) 44145-1594 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 1 0 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

P & M CORPORATE FINANCE, LLC

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2004

CM Cohen McCurdy
Certified Public Accountants

P & M CORPORATE FINANCE, LLC

JUNE 30, 2004

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 fax

MEMBERS
P & M CORPORATE FINANCE, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of P & M Corporate Finance, LLC as of June 30, 2004, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P & M Corporate Finance, LLC as of June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

August 25, 2004
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS	
CASH AND CASH EQUIVALENTS	$ 5,183,274
RESTRICTED CASH	8,821
ACCOUNTS RECEIVABLE – NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS OF $122,307	435,256
UNBILLED WORK IN PROCESS	249,312
	$ 5,876,663
LIABILITIES	
DUE TO RELATED PARTY	$ 1,607,129
SUBORDINATED BORROWINGS	1,004,161
MEMBERS' EQUITY	
MEMBERS' EQUITY	3,265,373
	$ 5,876,663

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2004

INTEREST	$ 48,661
REVENUE	4,798,416
	4,847,077
EXPENSES	
Interest	4,161
Bad debts	84,707
Expenses allocable from related party	2,526,189
	2,615,057
NET INCOME	$ 2,232,020

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED JUNE 30, 2004

BALANCE – JULY 1, 2003	$ 2,803,326
NET INCOME	2,232,020
MEMBERS' CAPITAL CONTRIBUTIONS	--
MEMBERS' CAPITAL DISTRIBUTIONS	(1,769,973)
BALANCE – JUNE 30, 2004	$ 3,265,373

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED JUNE 30, 2004

SUBORDINATED BORROWINGS – JULY 1, 2003	$ --
INCREASE –SUBORDINATED BORROWINGS INCLUDING INTEREST OF $4,161	1,004,161
DECREASE – PAYMENT OF SUBORDINATED BORROWINGS	--
SUBORDINATED BORROWINGS – JUNE 30, 2004	$ 1,004,161

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2004

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 2,232,020
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Restricted cash	(8,821)
Accounts receivable and unbilled work in process	218,991
Due to related party	2,423,184
Net cash provided by operating activities	4,865,374
CASH FLOW USED IN FINANCING ACTIVITIES	
Subordinated borrowings	1,000,000
Members' capital distributions	(1,769,973)
	(769,973)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,095,401
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	1,087,873
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 5,183,274

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), formed in the State of Michigan in 1995, and is a member of the National Association of Securities Dealers, Inc. (NASD), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking. This includes business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it could include any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

For investment banking services that are consulting fee based services, revenue is recognized on an accrual basis of reporting using a production basis method of recording revenue, whereby staff charge hours representing time spent for client services rendered are multiplied by their respective staff billing rate to determine gross revenue. From this, an overage or underage is recorded to determine the amount billable to the client based on net realizable value. Contingent fee investment banking work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash

The Company has $8,821 in a Central Registration Depository (CRD) Account with the NASD that it uses to pay registration fees to other states.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility.

Unbilled Work in Process

Unbilled work in process is stated at estimated realizable value.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the members report the taxable income or loss of the Company and pay any federal income tax (or receive any tax benefit) personally. Accordingly, the Company records no provisions for federal income taxes.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Members' Equity

There are 100,000 units of members' equity authorized, issued and outstanding pursuant to the operating agreement of the Company.

NOTES TO THE FINANCIAL STATEMENTS

3. RELATED PARTY

The Company entered into a management services agreement with P&M Holding Group, LLP, a majority member of the Company, whereby P&M Holding Group, LLP will provide general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain employee-related expenses, legal and other expenses were paid by P&M Holding Group, LLP on the Company's behalf. The term of this agreement will be initially from July 1, 2003 to June 30, 2004 and will automatically renew in one year increments.

For the year ended June 30, 2004, $2,526,189 of expenses were allocable to the Company under the management services agreement and consisted of the following:

Compensation and benefits	$1,563,316
Payroll and other taxes	143,523
Legal	140,442
Technical services	133,506
Facilities	120,225
Administration	70,244
Human resources	61,018
Marketing	32,587
Accounting	32,493
Group health insurance	31,755
Association dues and meetings	27,200
Other	169,880
	$2,526,189

At June 30, 2004, due to related party consisted of amounts due to P&M Holding Group, LLP of approximately $1,607,000 related to these expenses. The majority of this was paid in July 2004.

Included in revenue is approximately $48,000 of interest income earned on amounts advanced to P&M Holding Group, LLP during the year.

4. SUBORDINATED BORROWINGS

At June 30, 2004, subordinated borrowings consisted of a subordinated note payable to P&M Holding Group, LLP, dated May 3, 2004, with a principal balance of $1,000,000 plus accrued interest of $4,161 for a total outstanding as of June 30, 2004 of $1,004,161. The subordinated note bears interest at 85 basis points in excess of LIBOR per annum (LIBOR – 2% at June 30, 2004). The interest and principal on the subordinated loan are due and payable June 30, 2007.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings were approved by the NASD as net equity capital on June 22, 2004.

NOTES TO THE FINANCIAL STATEMENTS

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 12½% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2004, the Company had net capital of $3,576,145, which was $3,375,254 in excess of its required net capital of $200,891.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 8 to 1. At June 30, 2004, the ratio was .45 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. RETIREMENT PLANS

The Company participates in a 401(k) plan and a defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation. The Company's matching contributions for 2004 amounted to approximately $4,200. The defined contribution plan provides for contributions ranging from 2% to 14% of an employee's compensation, as defined. The Company's contributions totaled approximately $136,000 for 2004.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2004

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

NET CAPITAL	
Total members' equity from statement of financial condition	$3,265,373
Add: Liabilities subordinated to claims of general creditors	1,004,161
Less: Non-allowable assets	693,389
NET CAPITAL	$3,576,145
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$1,607,129
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 12.5% OF AGGREGATE INDEBTEDNESS	$ 200,891
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 200,891
EXCESS NET CAPITAL	$3,375,254
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.45 to 1

SCHEDULES II AND III – RECONCILIATION OF THE
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2004

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2004 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	June 30, 2004
Net capital, as reported in Company's Form X-17a-5, Part IIA, as filed July 26, 2004	$ 3,576,145
Net audit adjustments	--
Net capital, as reported in Schedule I	$ 3,576,145

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

MEMBERS
P & M CORPORATE FINANCE, LLC

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of P & M Corporate Finance, LLC (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

August 25, 2004
Westlake, Ohio